UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TRANSLATION

February 16, 2023

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information

Dear sirs:

As required by the Regulation on Material and Reserved Information (Resolution SMV No. 005-2014-SMV/01), we inform you that:

Today the Julcani Mining Unit will restart its operations, having adequate security conditions and social support, thanks to the joint work with the neighboring communities of the Mining Unit, who expressed their rejection of the acts of violence carried out by a group of people outside the area of influence of the Mining Unit.

Both the surrounding communities and the different unions publicly expressed their rejection of the acts of vandalism carried out at the Mining Unit, after which they issued a formal request to the Company to restart operations at the Julcani Mining Unit.

Buenaventura reiterates its rejection of any act of violence and shows its appreciation to the communities surrounding the Julcani Mining Unit for their solidarity, support and commitment to an operation that has worked hand in hand with the local population for 70 years.

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: February 17, 2023	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Chief Financial Officer